Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2006
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 000-32057
American Physicians Assurance Corporation Retirement Plan
(Full Title of Plan)
American Physicians Capital, Inc.
1301 N. Hagadorn Road
East Lansing, MI 48826-1471
(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

American Physicians Assurance
Corporation Retirement Plan
Audited Financial Statements
and Supplemental Schedule
Years ended December 31, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

American Physicians Assurance Corporation
Retirement Plan
Audited Financial Statements
and Supplemental Schedule
Years ended December 31, 2006 and 2005

*	Other schedules required by Section 2520.103.10 of the Department of Labor and Regulations and Disclosure Under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Board of Directors
American Physicians Assurance Corporation
East Lansing, Michigan
We have audited the accompanying statements of assets available for benefits of American Physicians Assurance Corporation Retirement Plan as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of American Physicians Assurance Corporation Retirement Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and assets both acquired and disposed of within the plan year as of and for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan Administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ BDO Seidman, LLP

Grand Rapids, Michigan
June 26, 2007

American Physicians Assurance Corporation
Retirement Plan
Statements of Assets Available for Benefits

	December 31,
	2006	2005
Investments (Notes 2 and 3):
Guaranteed Income Fund	$1,629,444	$1,697,192
Pooled Separate Accounts	18,183,574	16,591,353
Common Stock issued by Plan Sponsor	180,136	108,853
Participant loans	91,470	101,883

Total investments	20,084,624	18,499,281
Contribution receivable — employer	523,144	430,476

Assets available for benefits	$20,607,768	$18,929,757

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
Retirement Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2006	2005
Additions:
Participant contributions	$940,087	$869,552
Participating employers’ contributions	927,166	801,384
Rollover contributions	123,234	7,346,076
Interest income	64,993	51,777
Net realized and unrealized appreciation in fair value of investments	2,174,730	1,273,857

Total additions	4,230,210	10,342,646

Deductions:
Benefit payments	2,552,199	1,677,839
Investment expenses	—	2,275
Other	—	38,157

Total deductions	2,552,199	1,718,271

Net increase in assets available for benefits	1,678,011	8,624,375

Assets transferred out	—	89,903

Assets available for benefits at beginning of year	18,929,757	10,395,285

Assets available for benefits at end of year	$20,607,768	$18,929,757

The accompanying notes are an integral part of the financial statements.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
1. Description of the Plan
The following is a description of the American Physicians Assurance Corporation Retirement Plan (“the Plan”) and provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan which covers employees of American Physicians Assurance Corporation and Alpha Advisors, Inc., (“Participating Employers”).
Effective January 1, 2005, the American Physicians Assurance Corporation Pension Plan (“Pension Plan”) was merged into the Plan. The transfer of these assets, in the amount of $7,333,431, from Merrill Lynch to Prudential, the trustee of the Plan, was completed on March 28, 2005.
There are two ways in which employees may participate in the Plan. Employees are eligible to participate in the Plan as of January 1 or July 1. Following the completion of 3 months and 250 hours of service, and having reached the age of 21, employees may elect to participate in the contributory component of the Plan (“401(k)”). Following 6 months and 500 hours of service, and having reached the age of 21, employees begin participating in the non-contributory component of the Plan. The Plan’s operations are subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
For the 401(k) component of the Plan, participants can elect to defer and contribute to the Plan up to 50 percent of their pretax annual compensation, as defined in the Plan, not to exceed limitations contained in Internal Revenue Code (“IRC”) Section 402 (g). The Participating Employers make a contribution equal to 100 percent of the participant’s deferred compensation, up to three percent of the participant’s eligible compensation, plus 50 percent of the participant’s deferred compensation which exceeds three percent but does not exceed five percent of the participant’s eligible compensation. Participants may also contribute amounts representing distributions from other qualified plans.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions (continued)
In addition, each year the Participating Employers contribute to the non-contributory component of the Plan five-percent of the eligible compensation of each eligible participant. The eligible compensation amount used in determining a participant’s contribution is based on eligible earnings, which include base salary, bonus, overtime and commissions, up to established Internal Revenue Service limits. Participants must be employed on December 31 to be eligible for a contribution. Forfeitures are determined based upon non-vested dollars contributed on behalf of the employee and are allocated to other participants in the Plan. Forfeitures reduce the total contribution made by the Employer and result in the participants receiving the appropriate contribution. Forfeitures of the non-vested accounts of terminated employees used to reduce employer contributions were $72,187 and $24,527 for the Plan years ended December 31, 2006 and 2005, respectively. At December 31, 2006, there was a contribution receivable of $523,144, which was paid by the Participating Employers in January 2007.
Participants’ Accounts
Each participant’s account is credited with the participant’s deferrals, the Participating Employers’ contribution and the earnings of the participant’s accounts. The participant’s account earnings are based on the number of units of each fund owned by the participant, and vary from participant to participant based on the investment fund options that each individual participant has elected. The benefit to which a participant is entitled in the event of death, disability or separation from service, is the vested total of the participant’s account balance.
Vesting
Relative to the 401(k) component of the Plan, participants are immediately vested in both voluntary employee deferrals and Participating Employers’ matching contributions related to the voluntary employee deferrals, plus earnings thereon.
Vesting for the non-contributory component of the Plan is calculated ratably over five years of credited service and affects the Participating Employers contribution to the Plan of five-percent of the eligible compensation of each participant.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Voting Rights
Each participant who has an interest in the American Physicians Capital, Inc. Common Stock Fund (“Company Stock Fund”) is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee shall vote all such shares in the same proportion as the shares for which voting instructions were received from participants.
Investment Options
Upon enrollment in the Plan, a participant may self-direct employee and employer contributions in any of the investment options that are available under the Plan, with the exception of the CIGNA Direct Fund, which is a self-directed brokerage account. Employee deferrals and employer contributions may not be directed to the CIGNA Direct Fund, but rather funds must be transferred into the fund from other funds. The initial transfer into the CIGNA Direct Fund must be at least $2,500, and subsequent transfers to the fund account must be in amounts of at least $1,000.
Payment of Benefits
On termination of service due to retirement, death, disability, or separation, a participant may elect to receive a lump-sum amount equal to the value of his or her account balance. If a participant’s account balance is less than $1,000, a single lump sum payment is required. Benefits are recorded when paid. At December 31, 2006 and 2005 there were no distributions requested, but not yet paid.
Participant Loans
A participant may borrow from the Plan an amount not in excess of 50% of the participant’s vested account balance. In no event can the participant borrow less than $1,000 or more than $50,000. Loans are for a period not exceeding five years, except in the case of loan proceeds used to acquire a principal residence. Loans bear interest at an agreed-upon percentage based on prevailing market rates at the time a participant loan is made, ranging from 6.00% to 10.25% at December 31, 2006.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been presented on the accrual basis.
Investment Valuation and Income Recognition
The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.
Investments in common stock are stated at fair value based on quoted market prices.
Participant loans are valued at their outstanding balances, which approximate fair value.
The investment in the Guaranteed Income Fund is valued at contract value as estimated by Prudential. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted semi-annually. Accordingly, contract value, which represents net contributions plus earnings, less participant withdrawals and administrative fees, approximates fair value. The contracts are fully benefit-responsive. The Guaranteed Income Fund interest rates are declared in advance and are guaranteed for six months. The net interest rate at December 31, 2006 was 3.7%.
Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. The change in the difference between current value and the cost of investments is reflected as net realized and unrealized appreciation or depreciation in fair value in the statements of changes in net assets.
All income, as well as all investment gains and losses, is allocated to each participant’s account in the proportion that each participant’s account balance bears to the total of all account balances for each particular fund.
Administrative Expenses
Administrative expenses, with the exception of certain investment expenses of the Plan, were paid by the Participating Employers.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Risks and Uncertainties
The Plan’s investments ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
3. Investments
Participants direct their entire account balance between 20 investment funds and American Physicians Capital, Inc. common stock, through the service provider under contract with the trustee of the Plan, Prudential Financial Services (“Prudential”) (formerly CIGNA Bank and Trust Company FSB). American Physicians Capital Inc. is the parent company for American Physicians Assurance Corporation, the primary Participating Employer.
The Plan’s investments are held by Prudential.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2006 and 2005, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	2006	2005

Pooled Separate Accounts	$2,135,710	$1,270,466
Common Stock issued by Plan Sponsor	39,020	3,391

Total unrealized appreciation in fair value of investments	$2,174,730	$1,273,857

At December 31, 2006 and 2005, the following investments, at fair value, exceed five percent of the value of Plan assets available for benefits:

	2006	2005
Lifetime 40 Fund	$6,544,069	$6,588,357
Dryden S& P500 Index Fund	1,794,914	1,453,790
Guaranteed Income Fund	1,629,444	1,697,192
Mid Cap Value Fund — Wellington Management	1,360,691	1,286,775
Oppenheimer Global A Fund	1,325,197	990,102
Small Company Stock — Growth I — TimesSquare Capital Management	1,299,074	1,143,022
Large Cap Value Barrow Hanley Fund	1,074,719	—
The Plan’s investment and investment earnings in self-directed brokerage accounts totaled $215,995 and $8,911, respectively, at December 31, 2006.
4. Related-Party Transactions
The Plan does not consider Participating Employers’ contributions to the Plan to be party-in-interest transactions.
Certain plan investments are funds managed by Prudential, the Plan’s trustee, and as such are considered party-in-interest transactions. Fees paid by the Plan to Prudential for investment management were $0 and $2,275 for the years ended December 31, 2006 and 2005.

American Physicians Assurance Corporation
Retirement Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan obtained its latest determination letter on November 15, 2002, in which the Internal Revenue Service stated that the plan and related trust, as then designed, were in accordance with applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6. Plan Termination
Although they have not expressed any intent to do so, the Participating Employers have the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA.

American Physicians Assurance Corporation
Retirement Plan
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

	(b) Identity of Issue, Borrower,	(c) Description of Investment Including Maturity Date,		(e) Current
(a)	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost +	Value

*	Prudential Financial Services	Dryden Standard and Poor’s 500 Index Fund		$1,794,914
*	Prudential Financial Services	Guaranteed Income Fund		1,629,444
*	Prudential Financial Services	Small Company Stock — Growth I — TimesSquare Capital Management		1,299,074
*	Prudential Financial Services	Mid Cap Value Fund — Wellington Management		1,360,691
*	Prudential Financial Services	Large Cap Value — Barrow Hanley Fund		1,074,719
*	Prudential Financial Services	Oppenheimer Global A Fund		1,325,197
*	Prudential Financial Services	Balanced Growth Fund — Wellington/Black Rock		546,186
*	Prudential Financial Services	Lifetime 40 Fund		6,544,069
*	Prudential Financial Services	Lifetime 50 Fund		342,760
*	Prudential Financial Services	Oakmark Select I		367,677
*	Prudential Financial Services	Large Cap Growth — Wellington		487,884
*	Prudential Financial Services	Lifetime 20 Fund		560,115
*	Prudential Financial Services	Templeton Foreign		554,777
*	Prudential Financial Services	Lifetime 30 Fund		496,945
*	Prudential Financial Services	Waddell & Reed Accumulative A Fund		456,361
*	Prudential Financial Services	Small Cap Value Fund — Kennedy		256,047
*	Prudential Financial Services	Mid Cap Growth Fund — Artisan Partners		289,305
*	Prudential Financial Services	Lifetime 60 Fund		119,220
*	Prudential Financial Services	American Physicians Capital, Inc. Common Stock		180,136
*	Prudential Financial Services	Prudential Short-Term Bond Fund		52,905
*	Prudential Financial Services	Self Directed Brokerage Account		215,995
*	Prudential Financial Services	State Street Global Advisors Passive Intermediate Bond Index		38,733

				19,993,154

*	Participant Loans	Interest rates of 6.00% to 10.25% maturing between 2007 and 2010.		91,470

	Total Investments			$20,084,624

*	Denotes a party-in-interest.

+	Information not required per Department of Labor reporting requirements.
Employer identification number: 38-2102867
Three digit plan number: 002

American Physicians Assurance Corporation
Retirement Plan
Schedule H
Schedule of Assets Both Acquired and Disposed of Within the Plan Year
December 31, 2006

(a) Issue or Identity		(c) Cost of	(d) Proceeds of
of Party for Fund	(b) Description of Investment	Acquisitions	Disposition

Caterpillar Inc	Corporate Stock — Common	$31,478	37,796
Employer identification number: 38-2102867
Three digit plan number: 002

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Physicians Assurance Corporation Retirement Plan
Date: June 27, 2007	\s\ Nancy Axtell
Nancy Axtell,
Vice President of Human Resources American Physicians Capital, Inc.

Exhibit Index

Exhibit 23.1	Consent of BDO Seidman, LLP (1)

(1)	Filed herewith